MFS INVESTMENT MANAGEMENT
              500 Boylston Street, Boston, Massachusetts 02116-3741
                      Phone 617-954-4340 / Fax 617-954-7723




                                        April 20, 2007


VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     RE:  Post-Effective Amendment No. 25 to Registration Statement on Form N-1A
          for  MFS  Variable   Insurance  Trust  ("VIT")  (File  Nos.  33-74668;
          811-8326)

          Post-Effective Amendment No. 38 to Registration Statement on Form N-1A for MFS/Sun Life Series Trust ("Series Trust") (File Nos. 2-83616; 811-3732)

Ladies and Gentlemen:

     On behalf of MFS Variable Insurance Trust (File Nos. 33-74668; 811-8326) and MFS/Sun Life Series Trust (File Nos. 2-83616; 811-3732) (each a "Registrant" and together the "Registrants"), this letter sets forth our responses to your comments on the VIT's Post-Effective Amendment No. 25 to the Registration Statement and the Series Trust's Post-Effective Amendment No. 38 to the Registration Statement, each filed on February 28, 2007.

General Comments

1.  Comment:   Please file a "Tandy" representation letter in connection with
               the  comment  process  for  the   above-referenced   Registration
               Statements.

    Response:  A "Tandy" representation letter will be filed on or before the date hereof.

Prospectus

2.  Comment:   With respect to each fund, please verify that for each
               investment  strategy  identified  in  the  "Principal  Investment
               Strategies" section there is appropriate risk disclosure in the "Principal Risks" section.

    Response:  We believe that there is appropriate risk disclosure in the
               "Principal Risks" section for each principal investment strategy identified in the "Principal Investment Strategies" section with respect to each fund.

Securities and Exchange Commission
April 20, 2007
Page 2 of 11

3.  Comment:   Please verify that the investment strategy disclosure with respect to how securities are selected is appropriate, as it appears to be the same across many of the Funds.

    Response:  We believe that the investment strategy disclosure accurately describes how MFS selects securities for each Fund. Where appropriate, the security selection disclosure is different to reflect differences in how securities are selected for a fund.

4.  Comment:   In the "Principal Risks" section for the equity funds, please consider clarifying the "company risk" disclosure.

    Response:  We believe that the "company risk" disclosure, as drafted, adequately describes the factors that could negatively impact the price of an issuer's securities.

5.  Comment:   Please provide a definition of market capitalization with
               respect to the funds that "generally focus" on a particular market capitalization.

    Response:  We are not aware of any requirement to include the requested disclosure where a fund's name does not suggest a focus on investments in securities of issuers in a certain capitalization range. Therefore, we respectfully decline to modify our disclosure. We note where a fund's name suggests a focus on investments in issuers in a certain capitalization range, this disclosure is included.

6.  Comment:   With respect to funds with a name that indicates a focus on a particular market capitalization,  please state in the "Principal
               Investment Strategies" section whether the fund is required to sell a security that subsequently falls outside the stated capitalization definition.

    Response:  For funds that are required to state a market capitalization
               range   pursuant  to  Rule  35d-1,   we  include  the   requested
               disclosure.

7.  Comment:   With respect to "global" and "international" funds, it would be helpful to identify a sample of countries in which the fund may invest.

    Response:  The international and global funds may focus on different countries or geographic regions at different times. As such, we do not believe that identifying specific countries or regions in which a fund may invest will be helpful to shareholders. We also believe that disclosure of this kind is not required by Form N-1A.

8.  Comment:   The prospectus for each Registrant includes a "Common
               Investment Risks" section under "Certain  Investment Policies and
               Risks". However, these risks are not identified in the "Principal
               Risks"   disclosure    earlier   in   the   prospectus.    Please
               cross-reference to these common risks, where applicable, in the "Principal Risks" section for each fund. Please take the

Securities and Exchange Commission
April 20, 2007
Page 3 of 11

               same approach with respect to the "Turnover" and "Temporary Defensive Policy" disclosure.

    Response:  The requested change will be made with respect to the common investment risks. With respect to the disclosure relating to turnover and temporary defensive investing, we believe that the current location of the disclosure satisfies the requirements of
               Item 4 of Form N-1A.

9.  Comment:   In the "Portfolio Manager(s)" section, please clarify the
               roles of portfolio managers in co-managed funds consistent with Instruction 2 of Item 5(a)(2) of Form N-1A.

    Response:  We believe that the disclosure, as drafted, complies with
               Instruction 2 to Item 5(a)(2) of Form N-1A. Each portfolio manager's role is identified under the "Primary Role" column. For example, in the Total Return Series, the breakdown of market sectors covered by each respective portfolio manager has been identified in the column.

10. Comment:   In the "Anti-Money Laundering Restrictions" section, please clarify that the funds can only take actions to the extent permitted by federal law.

    Response:  The requested change will be made.

11. Comment:   In the "Valuation" section under "Other Information", please clarify what is meant by the following statement: "However, net asset value may be calculated earlier as permitted by the SEC."

    Response:  In the past, the SEC has permitted earlier calculations of
               NAV in emergency situations, which this statement is intended to address.

12. Comment:   In the "Financial Highlights" section, please consider
               denoting the footnotes in alphabetical order in the future.

    Response:  The footnotes used in the "financial highlights" tables correspond to those used in the funds' shareholder reports. As a result, we believe that if we were to change the disclosure, the inconsistency between the prospectus and the shareholder report may confuse shareholders and therefore, the requested change will not be made.

13. Comment:   In the "Financial Highlights" section, please clarify what is meant by footnote (f), "Ratios do not reflect reductions from fees paid indirectly."

    Response:  Footnote (f) refers to the fact that reductions in expenses associated with the funds' expense offset arrangement with the custodian are not reflected in the financial highlights table. (Under this expense offset arrangement, the funds' custodian fee is reduced based upon the amount of cash maintained by a fund with the custodian.) Because the footnote

Securities and Exchange Commission
April 20, 2007
Page 4 of 11


               corresponds to language used in the funds' shareholder reports, we believe that if we were to change the disclosure, the inconsistency between the prospectus and the shareholder report may confuse shareholders. Therefore, the requested change will not be made.

14. Comment:   In the "Expense Table" section, please clarify whether the written agreements to limit a fund's expenses, as disclosed in the notes to the table, constitute contractual agreements. If so, please clarify this language.

    Response:  We believe that the statement in the "Expense Table" that MFS has agreed "in writing" to bear certain of the series' expenses clearly indicates that these are contractual obligations, and therefore respectfully decline to modify our disclosure. Please note that only agreements that will remain in place for at least a year from the date of the prospectus have been reflected in the expense tables.

Statement of Additional Information ("SAI")

15. Comment:   Please include the fundamental investment restrictions in the body of the SAI as opposed to in an appendix.

    Response:  We are not aware of any legal requirement to include the fundamental investment restrictions in the body of the SAI as opposed to in an Appendix, which is legally part of the document. As a result, we do not believe that any changes are necessary.

16. Comment:   In the "Public Disclosure of Portfolio Holdings" section of the SAI, please clarify what is meant by the following statement:
               "prospective clients have access to representative portfolio holdings."

    Response:  We believe that the disclosure referenced above appropriately describes the availability of representative portfolio holdings to prospective clients for separate accounts and unregistered products that may have portfolio holdings similar to a fund.

17. Comment:   Under "Description of Shares, Voting Rights, and Liabilities"
               in the SAI, please include disclosure regarding proportional voting in the context of insurance company separate accounts.

    Response:  The requested change will be made.

18. Comment:   Under "Trustee Compensation and Committees", please state
               whether the Interested Trustees are compensated by the Funds.

    Response:  The disclosure referenced above will be modified to state that that the interested Trustees are not compensated by the Series of VIT. The compensation paid by the Series Trust to David
               D. Horn, the interested Trustee of the Series Trust, is currently described in the compensation tables set forth

Securities and Exchange Commission
April 20, 2007
Page 5 of 11


               on Appendix B, and, therefore, we do not believe further disclosure is necessary.

19. Comment:   Under "Portfolio Manager(s) - Compensation" in Appendix D of
               the SAI, please identify the specific benchmark (if applicable) used in determining the compensation of each portfolio manager.

    Response:  We are in the process of  evaluating  your comment and will make any necessary changes in future filings.

20. Comment:   Under "Portfolio Manager(s) - Potential Conflicts of Interest"
               in Appendix D of the SAI, please be specific with respect to the potential conflicts of interest associated with each fund.

    Response:  We have reviewed the disclosure referenced above and believe that it complies with the requirements of Item 15(a)(4) of Form N-1A.

21. Comment:   In the "Distribution Plan Payments" section located in
               Appendix G of the SAI, please include the information required by
               Item 14(g)(1) regarding the specific categories for which 12b-1 payments were used during the most recent fiscal year.

    Response:  Payments under the Rule 12b-1 plan are all made to the funds'
               distributor pursuant to each fund's 12b-1 plan as disclosed in the "Distribution Plan Payments" section.

22. Comment:   With respect to the "Investment Strategies and Risks -
               Securities of Other Investment Companies" section located in Appendix H of the SAI, please confirm that each Registrant has complied with the requirements of the recently adopted rules with respect to disclosing expenses associated with investments in investment companies.

    Response:  Each Registrant has complied with the requirements referenced above.

23. Comment:   With respect to "Investment Strategies and Risks - Short
               Sales" section located in Appendix H of the SAI, if expenses associated with short sales are significant (i.e. greater than 5 basis points), please list these expenses as a separate item on the respective fund's expense table in the prospectus.

    Response:  Expenses associated with short sales were insignificant for each series' most recent fiscal year end and no disclosure will be added.

24. Comment:   In the "Investment Restrictions" section located in Appendix I of the SAI, please explain why the industry concentration restriction states that the Utilities Series will invest at least
               25% of its assets in the utilities industry as opposed to at least 80% as required by Rule 35d-1.

Securities and Exchange Commission
April 20, 2007
Page 6 of 11


    Response:  The restriction referenced above is the Utilities Series'
               fundamental industry concentration policy pursuant to Section 8(a)(3) of the Investment Company Act of 1940. The Series' 80% policy pursuant to Rule 35d-1 is outlined in the "Principal Investment Strategies" disclosure in the prospectus.

Part C

25. Comment:   In the future, please consider using the letters designated in
               Item 23 of Form N-1A to refer to the applicable exhibits, as opposed to numbers.

    Response:  We will consider this comment with respect to future filings.

26. Comment:   The response to Item 23(c) under from N-1A currently states
               "Not Applicable." If the relevant information is contained in another document on the exhibit list, please incorporate by reference to the applicable document(s).

    Response:  The requested change will be made in future filings.

27. Comment:   With respect to Item 24 of Part C to each Registrant's
               Registration Statement, please confirm that the response included in the filing is accurate.

    Response:  We are currently evaluating this comment and will make any necessary changes in future filings.

28. Comment:   Please confirm that the information provided under Item 27(c)
               for each Registrant is accurate.

    Response:  With respect to the VIT, the response to Item 27(c) is accurate. With respect to the MFS Sun Life Series Trust, the response will be updated in future filings.

29. Comment:   Going forward, please include the Registrants (including their filing number under the Securities Act of 1933 (the "1933 Act")) covered under a Power of Attorney in the body to the Power of Attorney, prior to signatures, as opposed to as an exhibit to the document.

    Response:  We are not aware of any legal requirement to list the
               Registrants in the body of the Power of Attorney as opposed to in an exhibit or to include a Registrant's 1933 Act filing number. While we believe that the requirements of the powers of attorney are governed by the laws of the Commonwealth of Massachusetts and not the 1933 Act, we will accommodate your request in future filings made on or after May 15, 2007. Because certain registrants within the MFS Funds Complex are not filed under the 1933 Act, we will not include 1933 Act filing number in the powers of attorney.

Securities and Exchange Commission
April 20, 2007
Page 7 of 11


Comments on Registration Statement of VIT
Prospectus

30. Comment:   Please reformat the management fee tables under "Investment
               Adviser" to make the tables easier to read.

    Response:  The requested change will be made.

31. Comment:   Please delete the reference to the Money Market Series from the management fee table in the Service Class prospectus, as that Fund does not offer Service Class shares.

    Response:  The requested change will be made.

32. Comment:   In the VIT Prospectus, please confirm that the description of the Shareholder Servicing Agreement under "Shareholder  Servicing
               Agent" is consistent with the exhibit filed in Part C of the Registration Statement, or whether an additional exhibit will be filed.

    Response:  This information has been confirmed.

33. Comment:   With respect to the Money Market Series, please disclose the
               Series' 7-day yield ending on the date of the most recent calendar year or disclose a toll-free telephone number that investors can use to obtain the Series' current 7-day yield.

    Response:  Item 2(c)(2)(iii) provides that a money market fund may disclose the fund's 7-day yield or a toll-free telephone number that investors can use to obtain this information. Hence, the disclosure is optional and not required. Because we believe this disclosure is optional, the requested change will not be made.

SAI

34. Comment:   In the "Retirement Benefit Deferral Plan" section located in
               Appendix B of the SAI, please revise the disclosure to include the information required by Instruction 4 to Item 12(c) of Form
               N-1A or state that it is not possible to determine the amount of retirement benefits.

    Response:  We believe our current disclosure satisfies the requirements of Item 12(c). Pursuant to Instruction 4, column (4) (estimated annual benefits upon retirement, we have not included information for column (4) because the retirement benefits are not determinable. Pursuant to Item 12(c)(2), we have included a description of the retirement benefit deferral plan to which certain trustees are subject. Please note that no amounts were paid to any Trustees under this plan during the most recently completed fiscal year.

Part C

Securities and Exchange Commission
April 20, 2007
Page 8 of 11


35. Comment:   The Powers of Attorney incorporated by reference into the
               Registration Statement were filed as exhibits to registration statements of other registrants within the MFS Funds complex.
               Please note that the Staff has taken the position that Powers of Attorney must be filed with respect to each specific Registrant in order to be related "to a specific filing" under Rule 483(b).

    Response:  The Powers of Attorney will be filed with the Registration
               Statement of VIT.

36. Comment:   Under Item 25, "Indemnification", please include the statement required by Item 510 of Regulation S-K.

    Response:  The requested change will be made.

Registration Statement of Series Trust

Prospectus

37. Comment:   Please update the telephone number for the Public Reference
               Room set forth on the back cover of the prospectus.

    Response:  The requested change will be made.

38. Comment:   Please explain the differences in the investment strategies of the Capital Opportunities and the Core Equity Series.

    Response:  Although both series invest primarily in equity series, the
               Capital Opportunities Series is managed by Maureen H. Pettirossi while investments for the Core Equity Series are selected by a team of analysts.

39. Comment:   In light of the ability of the Core Equity Series to invest in foreign securities, please explain the fund's selection of the Russell 3000 Index and the Standard & Poor's 500 Stock Index as its benchmark indices.

    Response:  Item 2(c)(2) provides that in the Average Annual Total
               Returns table, a fund should include disclosure about how the fund's annual returns for 1, 5 and 10 years compare with those of an appropriate broad-based securities market index. Instruction 5 to Item 22(b)(7) provides that an "appropriate broad-based securities market index" is one that is administered by an organization that is not an affiliated person of the fund, its investment adviser or principal underwriter. Instruction 6 to
               Item 22(b)(7) allows a fund to use more than one broad-based securities market index. We believe that the Series' benchmark indices are consistent with the requirements of Form N-1A and reflect the Series' the investment policies and objective.

Securities and Exchange Commission
April 20, 2007
Page 9 of 11


40. Comment:   Please explain your reasoning for selecting the Russell 3000
               Growth  Index as the  benchmark  index  for the  Emerging  Growth
               Series in light of the fund's ability to invest in issuers of any size and foreign securities.

    Response:  Please see our response to Comment No. 39.

41. Comment:   Please explain the differences between the "Issuer Focus Risk"
               described in the "Principal  Risks" section for Emerging  Markets
               Equity Series and "Non-Diversification Risk" described in the "Principal Risks" of other Series.

    Response:  "Non-Diversification Risk" is included in the "Principal
               Risks" section of any series that is a "non-diversified company" as defined by Section 5(b)(2) of the Investment Company Act of 1940, as amended (the "1940 Act"). While the Emerging Markets Equity Series is a "diversified company" as defined in Section 5(b)(1) of the 1940 Act, the Series may invest a relatively high percentage of its assets in a single issuer or a small number of issuers and therefore may be subject to the same type of risks as a "non-diversified company" (e.g., its performance may be closely tied to the value of one issuer). As a result, "Issuer Focus Risk" is included for that fund.

42. Comment:   Please revise the disclosure to clarify the meaning of the term "price-to-book ratios" in the definition of the Russell 1000
               Growth  Index,  the Russell 2000 Growth  Index,  the Russell 3000
               Growth Index,  the Russell Mid Cap Growth Index,  the Russell Mid
               Cap Value Index, and the Russell 1000 Value Index.

    Response:  We believe the current disclosure appropriately describes the indices described above. As a result, the requested change will not be made.

43. Comment:   Please explain the benchmark selection for the Strategic Value
               Series.

    Response:  Please see our response to Comment No. 39.

44. Comment:   Please explain the benchmark selection for the Global Total
               Return Series.

    Response:  Please see our response to Comment No. 39.

45. Comment:   Please explain the benchmark selection for the International
               Growth Series.

    Response:  Please see our response to Comment No. 39.

46. Comment:   Please explain the benchmark selection for the International
               Value Series.

    Response:  Please see our response to Comment No. 39.

Securities and Exchange Commission
April 20, 2007
Page 10 of 11


47. Comment:   Please explain the benchmark selection for the Strategic
               Income Series, and please identify one of the Series' benchmark indices as the Series' primary benchmark index by disclosing the annual returns of that index before the annual returns of the other indices.

    Response:  As noted in our response to Comment No. 39, Item 2(c)(2)
               provides that in the Average Annual Total Returns table, a fund should include disclosure about how the fund's annual returns for 1, 5 and 10 years compare with those of an appropriate broad-based securities market index. We believe that the Series' benchmark indices are consistent with the requirements of Instructions 5 and 6 to Item 22(b)(7). We are not aware of any legal requirement that requires a fund that is comparing its annual returns to more than one broad-based securities market index to identify one of the indices as its "primary benchmark index." We also believe that identifying one of the indices as a "primary benchmark index" may confuse investors. As a result, the requested change will not be made.

48. Comment:   Please explain the benchmark selection for the Total Return
               Series, and please identify one of the Series' benchmark indices as the Series' primary benchmark index by disclosing the annual returns of that index before the annual returns of the other indices.

    Response:  Please see our response to Comment No. 47.

49. Comment:   Please clarify how substantially all of the Global Total
               Return Series' assets can be invested in investment grade debt instruments when typically 25% of its total assets are invested in fixed income securities.

    Response:  The "Principal Investment Strategies" section of the Series
               will  be   revised  to  provide   that  MFS   generally   invests
               substantially all of the fund's investments in debt instruments in investment grade debt instruments.

50. Comment:   Please revise footnote "**" in the "Average Annual Total
               Return" table for the Global Total Return Series to describe that the "60% MFSCI World Index/40% JPMorgan Global Government Bond
               Index" is a composite index.

    Response:  The requested change will be made.

51. Comment:   With respect to the Money Market Series, please disclose the
               Series' 7-day yield ending on the date of the most recent calendar year or disclose a toll-free telephone number that investors can use to obtain the Series' current 7-day yield.

    Response:  Item 2(c)(2)(iii) provides that a money market fund may disclose the fund's 7-day yield or a toll-free telephone number that investors can use to obtain this information. Hence, the disclosure is optional and not required. We believe the current disclosure is consistent with the requirements of Item
               2(c)(2)(iii), and therefore this requested change will not be made.

Securities and Exchange Commission
April 20, 2007
Page 11 of 11


52. Comment:   With respect to the Technology Series, if expenses associated with  short  sales are  significant  (i.e.  greater  than 5 basis points),  please list these  expenses  as a separate  item on the
               Series'  expense  table  in  the  prospectus.   If  the  expenses
               associated with short sales are not significant, please disclose this information in the Series Trust's Statement of Additional
               Information.

    Response:  Please see our response to Comment No. 23.

53. Comment:   Please disclose your procedure for segregating assets for short sales.

    Response:  We are aware of the Series' legal requirements to segregate assets for short sales and comply with those requirements. We note that the General Instructions to Form N-1A provide that Series should avoid restating legal or regulatory requirements to which a fund is subject and therefore have avoided restating legal requirements in the Series Trust's Registration Statement.

54. Comment:   Please confirm that the management fee reductions set forth in the Section entitled "Management of the Fund-Investment Adviser" are consistent with the Expense Tables in the "Expense Summary" section.

    Response:  This information has been confirmed.

     If you have any questions concerning the foregoing, please call the undersigned at 617-954-5843.

                                        Sincerely,



                                        /S/ Brian E. Langenfeld
                                        Brian E. Langenfeld
                                        Counsel